Exhibit 8.1

LIST OF SUBSIDIARIES

The following is a list of subsidiaries of Technip Energies N.V. as of December 31, 2021:

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Technip Energies International B.V.	Netherlands

GYGAZ SNC	France

We have omitted any subsidiaries that do not qualify as a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X.